Buhrmann

Leaders in business services and distribution




CUIDADO
ATTENTION

Fourth quarter report 2002

As an international business services and distribution group, Buhrmann is the world's major supplier of office products, paper and graphic systems for the business market. By combining modern internet technology with intelligent logistic processes Buhrmann is able to distribute these products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is also the European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates annual sales of about EUR 10 billion with approximately 25,000 employees in 30 countries.

Key figures *in millions of euro*	2002	2001	4th quarter ▲ in EUR	▲ at constant rates	2002	2001	January-December ▲ in EUR	▲ at constant rates
Net sales	**2,424.5**	2,709.0	-10.5%	-5.0%	**9,947.5**	10,407.7	-4.4%	-1.6%
Added value	**540.1**	620.1	-12.9%	-6.8%	**2,252.9**	2,395.7	-6.0%	-2.9%
EBITDA*	**111.4**	146.8	-24.1%	-19.3%	**455.7**	516.8	-11.8%	-8.9%
Net profit**	**43.3**	64.1	-32.5%		**129.4**	162.3	-20.2%	
Extraordinary result	**-74.3**	-9.3			**-74.3**	-39.6		
Goodwill ***	**-590.0**	-17.2			**-642.9**	-67.5		
Net result	**-621.0**	37.6			**-587.8**	55.2		
In euro								
Net profit** per ordinary share (fully diluted)	**0.26**	0.40			**0.76**	1.02		
Dividend per ordinary share					**0.07**	0.16		

* *Earnings Before Interest, Tax, Depreciation and Amortisation (of goodwill).*

** *Net profit on ordinary operations before amortisation of goodwill.*

*** *Includes EUR 573 million write-down of impaired goodwill.*

Outlook

Given the continued uncertain economic and political situation we refrain from giving an earnings forecast for the full year 2003. The rate of decline in office products sales in North America and Europe is slowing down. In paper merchanting we do not see any short-term recovery of advertising spend. Graphic equipment results in 2003, as anticipated, will be below 2002. Implemented cost reduction measures will have a positive effect on the earnings development. Nevertheless, we expect first quarter net profit from ordinary operations in 2003 to be lower than in 2002. The expected continuation of positive available cash flow in 2003 will contribute to a continued decline in net debt.

Summary – Fourth quarter 2002

- December was a particularly weak month, with a significant slowdown in business activity. Fourth quarter sales decreased by 4% organically, while total net sales decreased by 10.5% to EUR 2,425 million. Currency exchange rate movements had a negative effect of 5.5%.
- Despite unfavourable market circumstances, our divisions managed to maintain or improve their prominent market positions.
- Fourth quarter EBITDA totalled EUR 111.4 million (2001: EUR 146.8 million). Net profit from ordinary operations totalled EUR 43.3 million (2001: EUR 64.1 million). This includes the positive effect of lower net financing costs and lower tax charges (due to changes in the composition of the geographic distribution of taxable earnings and finalised tax audits).
- Benefiting from the strong positive available cash flow, debt was reduced by another EUR 165 million in the fourth quarter to EUR 1,735 million at year-end.
- The previously announced additional restructurings and non-cash write-offs on IT and distribution infrastructure in the fourth quarter, have resulted in an extraordinary charge of EUR 74 million after tax.
- Following the outcome of the annual impairment test we wrote down EUR 573 million on goodwill in the fourth quarter of 2002, which is about 20% of the total amount of goodwill that was on our balance sheet at year-end 2001.

Summary – Full year 2002

- Sales totalled EUR 9,948 million, compared with EUR 10,408 million in 2001. Sales decreased by 2% organically. Added value totalled EUR 2,253 million, declining by 6% in euro (3% on a local currency basis) compared to 2001.
- Excluding the effect of currency exchange rate movements the operating costs decreased by EUR 22 million compared to the previous year (the total decrease of EUR 82 million includes a translation effect of EUR 60 million). Savings resulting from the successful integration of acquired businesses and additional restructuring measures have partly offset the effects of lower sales volumes and a sales mix that included a larger proportion of lower margin products.
- Cash flow from operational activities totalled EUR 258 million for the full year (2001: EUR 469 million). Average working capital decreased from 13.3% to 12.9% of sales.
- Net interest-bearing debt was reduced by 13% to EUR 1,735 million at the end of 2002 (of which EUR 193 million was caused by currency translation).

- Full year net profit on ordinary operations before amortisation of goodwill totalled EUR 129 million. Net profit per share (fully diluted), before amortisation of goodwill and excluding extraordinary items, totalled EUR 0.76 (2001: EUR 1.02).
- Overall net result (after amortisation of goodwill and extraordinary items) amounted to EUR 588 million negative (2001: EUR 55 million positive), including the effect of the EUR 74 million reorganisation charge and the non-cash EUR 573 million goodwill impairment charge in the fourth quarter.
- A stock dividend of EUR 0.07 per ordinary share (2001: EUR 0.16) will be proposed to the Annual General Meeting of Shareholders, which will be held on Tuesday 29 April 2003. Shareholders can opt for payment of the equivalent amount in cash.

CEO's statement

Commenting on the developments in 2002, Buhrmann CEO Frans Koffrie said: "In 2002 we continued to be challenged by unfavourable market developments. In order to build strength we cut costs vigorously, reduced debt, further improved our operational infrastructure, and continued to focus on cash generation. While we are disappointed about the financial outcome of 2002, we are confident that our efforts to strengthen our organisation will enable us to show earnings growth once the economy rebounds. A further reduction of net debt is a top priority for 2003."

Cash flow

Cash flow from operational activities amounted to a positive EUR 142 million in the fourth quarter, compared to EUR 292 million positive in the corresponding period of the previous year. Cash flow from operational activities for the full year 2002 amounted to EUR 258 million positive (2001: EUR 469 million). The effect of lower receivables was offset by lower payables.

The cash interest cover at the end of the fourth quarter was 2.6 times, compared to 2.7 times at the end of the corresponding period a year ago (our internal target is at least 3x).

Financing

Net interest-bearing debt was reduced from EUR 2,004 million at the end of 2001 to EUR 1,735 million at the end of 2002 (of which EUR 193 million was caused by currency translation).

In December, we renegotiated the terms of our Senior Credit Facility to ensure more financial flexibility. Consolidated leverage ratios and consolidated net cash interest coverage ratios have been adjusted in view of the lower level of cash operating profit that we are experiencing. As part of the agreement, the proposed dividend for 2002 of EUR 0.07 per ordinary share will be paid out entirely in shares. However, for shareholders who select their dividends to be made payable to them in cash, stock dividends will be sold on the open market. As a consequence of early repayments of bank debts in December to the amount of EUR 100 million, no redemptions will have to take place in March and June of 2003.

Extraordinary items and goodwill impairment

As announced in December, the fourth quarter results include an extraordinary charge relating to additional restructuring measures and write-offs on IT and distribution infrastructure. As indicated, the reorganisation measures will lead to a cost reduction of around EUR 30 million in 2003 and annual cost savings of about EUR 60 million as of 2004. The charge amounts to EUR 111 million before tax, of which EUR 65 million is in the form of a cash outlay and EUR 46 million is in the form of non-cash write-offs. In addition, provisions to an amount of EUR 10 million relating to divestments which were settled during 2002 have been released. Overall, this has resulted in an extraordinary charge of EUR 74 million in total after tax.

Following the outcome of the annual impairment test we wrote down EUR 573 million on remaining goodwill in the fourth quarter of 2002, reducing the total amount of goodwill remaining on our balance sheet from EUR 2,684 million in 2001 to EUR 1,788 million at the end of 2002 (including a EUR 290 million translation effect, mainly caused by a lower US dollar exchange rate). The write-down reflects the recent business performance, which is lower than expected when the acquisitions were made. These include acquired businesses in our Office Products Divisions, both in Europe and in the US, and in the Paper Merchanting Division. In addition, reduced visibility concerning future performance has lead to a higher discount factor (cost of capital) for calculating the fair value of the business. The impairment charge is a non-cash item, and therefore it does not affect the available cash flow. Also, the write-down has no consequences for the bank covenants. Buhrmann's solvency ratio (group equity as a percentage of total assets) remains well above 30%.

Total Office Products Operations (North America, Europe & Australia divisions)

in millions of euro	4th quarter 2002	2001	∆ in EUR	∆ at constant rates	January-December 2002	2001	∆ in EUR	∆ at constant rates
Net sales	**1,526.6**	1,740.4	-12.3%	-4.2%	**6,470.8**	6,716.7	-3.7%	0.4%
Added value	**383.7**	456.9	-16.0%	-8.1%	**1,673.4**	1,785.8	-6.3%	-2.3%
EBITA	**43.2**	81.3	-46.8%	-40.6%	**261.3**	295.8	-11.7%	-7.9%
Average capital employed*	**1,067.0**	1,293.3	-17.5%	-10.0%	**1,168.4**	1,301.8	-10.2%	-6.6%
Ratios								
Added value/net sales	**25.1%**	26.3%			**25.9%**	26.6%		
EBITA/net sales	**2.8%**	4.7%			**4.0%**	4.4%		
EBITA/average capital employed*	**16.2%**	25.1%			**22.4%**	22.7%		

** The comparative average capital employed number (before goodwill) for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.*

With the notable exception of our software business, ASAP, and Corporate Express Australia our Office Products operations experienced lower demand from customers, who continued to reduce overall employee headcounts as well as per capita spending on office products. On a local currency basis, full year sales were almost level with 2001, showing a modest 0.4% increase. Sales decreased by 1% organically in 2002 compared to 2001. Cost savings resulting from the successful integration of acquired businesses and additional restructuring measures have partly offset the effects of lower sales volumes, a sales mix that included a larger proportion of lower margin products and lower infrastructure capacity utilisation. Full year operating profit (EBITA) totalled EUR 261 million in 2002, compared to EUR 296 million in the previous year.

Despite a weak fourth quarter, the global operating margin (EBITA/net sales) for the full year reached a level of 4.0% versus 4.4% in 2001.

Stringent working capital management and further rightsizing have contributed to a further decrease in capital employed by 10.2% (6.6% on a local currency basis).

Office Products North America

in millions of euro	4th quarter 2002	2001	∆ in EUR	∆ at constant rates	January-December 2002	2001	∆ in EUR	∆ at constant rates
Net sales	**1,142.6**	1,337.4	-14.6%	-4.4%	**4,930.8**	5,220.4	-5.5%	-0.5%
Added value	**280.0**	350.7	-20.2%	-10.1%	**1,260.8**	1,387.6	-9.1%	-4.1%
EBITA	**24.2**	60.6	-60.0%	-52.3%	**197.1**	242.5	-18.7%	-14.3%
Average capital employed*	**845.6**	1,041.1	-18.8%	-9.6%	**948.1**	1,062.6	-10.8%	-6.3%
Ratios								
Added value/net sales	**24.5%**	26.2%			**25.6%**	26.6%		
EBITA/net sales	**2.1%**	4.5%			**4.0%**	4.6%		
EBITA/average capital employed*	**11.5%**	23.3%			**20.8%**	22.8%		

** The comparative average capital employed number (before goodwill) for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.*

Fourth quarter sales of the Office Products North America Division totalled EUR 1,143 million (2001: EUR 1,337 million). Organically sales decreased by 3% compared to the fourth quarter of last year. Added value as a percentage of sales decreased by 1.7%. Operating profit (EBITA) totalled EUR 24 million (fourth quarter 2001: EUR 61 million).

In spite of a rather tough economic climate, the Office Products North America Division extended its success in winning new strategic and large account business in the fourth quarter. However, this could not compensate for the reduced spending by our existing clients.

The percentage of lower margin software and computer

supplies sales increased relative to sales of furniture and other higher margin discretionary items compared to the fourth quarter of 2001. The proportion of contract sales increased and, in addition, strategic and large account customers accounted for an increasingly large portion of the division's sales. As a consequence gross margins were lower.
Added value as a percentage of net sales equaled the level reached in the third quarter, remaining at 24.5%, while it decreased compared to the fourth quarter of 2001 when it was 26.2%. Apart from the pressure on the gross margin, the decrease in volume related supplier rebates and higher provisions for debtors had a major effect. Measured against the third quarter, operational costs were stable, reflecting the cost savings that have been effected earlier in the year. The lower exchange rate of the US dollar to the euro accounts for approximately EUR 5 million of the reduction in profits compared to last year.

On a local currency basis, average capital employed decreased by 9.6% compared to the fourth quarter of 2001. This reflects the progress made in working capital management, in particular in the area of receivables, and the write-off of redundant IT assets. Working capital decreased from 13.0% to 11.2% of annual sales.
The use of 'pick-to-voice' technology is now implemented in 23 of the division's 30 distribution centres, which has led to increased productivity and accuracy in order-picking. Third quarter 2002 improvements to E-Way, Corporate Express North America's proprietary internet-based commerce tool, have contributed to conducting more sales online. In the fourth quarter of 2002 online sales increased by 33% compared to the fourth quarter of 2001.

Office Products Europe/Australia

	4th quarter				January-December			
	2002	2001	Δ in	Δ at	**2002**	2001	Δ in	Δ at
in millions of euro			EUR	constant rates			EUR	constant rates
Net sales	**384.0**	402.9	-4.7%	-3.7%	**1,540.0**	1,496.4	2.9%	3.2%
Added value	**103.7**	106.2	-2.3%	-1.3%	**412.6**	398.1	3.6%	3.9%
EBITA	**19.0**	20.7	-8.2%	-6.7%	**64.1**	53.3	20.3%	20.6%
Average capital employed*	**221.3**	252.1	-12.2%	-11.6%	**220.3**	239.2	-7.9%	-7.6%
Ratios								
Added value/net sales	**27.0%**	26.3%			**26.8%**	26.6%		
EBITA/net sales	**4.9%**	5.1%			**4.2%**	3.6%		
EBITA/average capital employed*	**34.3%**	32.8%			**29.1%**	22.3%		

* *The comparative average capital employed number (before goodwill) for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.*

Net sales of the combined Office Products Europe and Australia Divisions totalled EUR 384 million (fourth quarter 2001: EUR 403 million). Organically sales decreased by 4%. Fourth quarter operating profit of the Office Products Europe and Australia Divisions totalled EUR 19 million, compared to EUR 21 million in the corresponding period of 2001.
In Europe sales declined in countries where Corporate Express depends to a major extent on the large-account customers market segment. This is the case in Germany, the UK and the Netherlands. Large customers continued to lay-off white-collar workers, cut costs, and reduce their spending on office products. Office furniture sales in particular suffered from this trend. In all other countries in which the Office Products Europe Division operates, Corporate Express has a strong position in the customer segment of medium-sized companies. Here our operations continued to enjoy healthy sales growth.

The Office Products Europe Division's gross margin increased as a result of the further penetration of our product offer sold under our own corporate brands and the implementation of a new customer profitability model. Major restructuring and integration projects, especially in Germany and the UK, resulted in considerable headcount and cost reductions.
Corporate Express Australia continued its strong sales performance while controlling its expenses and posted higher earnings. The Australian operations continued their expansion by acquiring two new businesses in the fourth quarter, adding EUR 12 million (AUD 20 million) to the company's sales.
Excluding the effects of currency exchange rate movements, average capital employed for the combined Office Products Europe and Australia Divisions decreased by 13% in the fourth quarter compared to 2001. Both receivables and inventories were reduced, which was partly offset by lower creditors.

Paper Merchanting

in millions of euro	4th quarter 2002	2001	Δ in EUR	Δ at constant rates	January-December 2002	2001	Δ in EUR	Δ at constant rates
Net sales	**731.4**	782.4	-6.5%	-5.3%	**2,988.0**	3,125.7	-4.4%	-3.8%
Added value	**114.8**	119.0	-3.5%	-2.0%	**461.6**	475.2	-2.9%	-2.1%
EBITA	**22.1**	28.5	-22.3%	-22.0%	**73.7**	93.3	-21.0%	-20.7%
Average capital employed*	**669.6**	676.3	-1.0%	0.2%	**679.0**	688.0	-1.3%	-0.9%
Ratios								
Added value/net sales	**15.7%**	15.2%			**15.4%**	15.2%		
EBITA/net sales	**3.0%**	3.6%			**2.5%**	3.0%		
EBITA/average capital employed*	**13.2%**	16.9%			**10.9%**	13.6%		

* *The comparative average capital employed number (before goodwill) for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.*

Fourth quarter sales totalled EUR 731 million (2001: EUR 782 million). Organically sales decreased by 5%. Operating profit decreased to EUR 22 million (fourth quarter 2001: EUR 29 million).

After a brief revival of market volume growth in the third quarter the European paper market continued to shrink for the second year in succession. Against the background of a 5% decline in market volume, Buhrmann's Paper Merchanting Division sustained its outperformance of the market with traded volumes being only slightly lower than in 2001. In the fourth quarter of 2002 paper prices slightly weakened, after having remained stable in the first three quarters of the year. Nevertheless, overall added value as a percentage of net sales reached a level of 15.7% in the fourth quarter and 15.4% for the full year, which is slightly ahead of the corresponding periods in 2001. This reflects a favourable development in the sales mix. As commercial printers are experiencing lower demand, levels of bad debt in the print trade have increased. In order to improve profitability the division has initiated actions to withdraw from business in areas that yield unsatisfactory returns. In addition, our strategy aimed at increasing the share of paper sales under our group brands (Hello, Motif, ON, Core and the licensed IBM brand) is contributing to meeting the division's margin goals.

Average capital employed in local currency terms was more or less stable, while working capital increased as a percentage of sales.

Graphic Systems

in millions of euro	4th quarter 2002	2001	Δ in EUR	January-December 2002	2001	Δ in EUR
Net sales	**166.5**	186.2	-10.6%	**488.7**	565.3	-13.6%
Added value	**41.7**	44.2	-5.6%	**118.0**	135.0	-12.5%
EBITA	**17.3**	19.3	-10.2%	**23.0**	37.6	-39.0%
Average capital employed*	**126.4**	110.7	14.1%	**120.1**	109.1	10.0%
Ratios						
Added value/net sales	**25.1%**	23.7%		**24.2%**	23.9%	
EBITA/net sales	**10.4%**	10.4%		**4.7%**	6.7%	
EBITA/average capital employed*	**54.8%**	69.7%		**19.1%**	34.5%	

* *The comparative average capital employed number (before goodwill) for 2001 has been restated. As from 31 December 2001, liabilities related to the integration of activities and restructuring, are no longer included in working capital.*

Note: All activities of the Graphic Systems Division are using the euro as base currency.

Fourth quarter net sales of the Graphic Systems Division totalled EUR 167 million (2001: EUR 186 million). Fourth quarter operating profit totalled EUR 17 million (2001: EUR 19 million). Added value as percentage of sales improved due to a favourable development in the sales mix and lower inventory provisions following increased inventory turns of offset printing equipment. The investments associated with this year's launch of the Nexpress digital printing press caused an

increase in capital employed and costs. Excluding these investments the division's expenses would have been lower than the previous year.
As anticipated, the market for graphic equipment sales remained weak and the order-intake for new printing presses in the fourth quarter of 2002 remained below the previous year's level. Notwithstanding the expansion of our product offer with digital printing equipment, the total number of staff was further reduced to adjust to the lower levels of business activity. In addition, we further implemented our counter-cyclical strategy of increasing sales in the areas of services, supplies and spare parts. Sales margins from these activities are now covering 58% of the division's operational costs (53% in the fourth quarter of 2001). The increased use of on-line ordering facilities will contribute to a further improvement in efficiencies and margins. At year-end approximately 20% of total supplies sales was conducted via our internet-based trading engine. In December we reached agreement with our business partner Heidelberg about the continuation of our distribution agreement for six European countries.

Holding

The normal ongoing holding costs of about EUR 5 million per quarter were offset by the release of bonus and other accruals, insurance related benefits and some property gains.

Consolidated profit and loss account

in millions of euro	4th quarter 2002	4th quarter 2001	change	December YTD 2002	December YTD 2001	change
Net sales	**2,424.5**	**2,709.0**	(10.5%)	**9,947.5**	**10,407.7**	(4.4%)
Cost of sales	(1,884.4)	(2,088.9)	(9.8%)	(7,694.6)	(8,012.0)	(4.0%)
Added value	**540.1**	**620.1**	(12.9%)	**2,252.9**	**2,395.7**	(6.0%)
Operating costs	(428.7)	(473.3)	(9.4%)	(1,797.2)	(1,878.9)	(4.3%)
EBITDA	**111.4**	**146.8**	(24.1%)	**455.7**	**516.8**	(11.8%)
Depreciation	(28.4)	(22.1)	28.7%	(113.7)	(108.7)	4.6%
EBITA	**83.0**	**124.8**	(33.5%)	**341.9**	**408.0**	(16.2%)
Amortisation of goodwill	(590.0)	(17.2)	3,324.6%	(642.9)	(67.5)	853.0%
Operating result (EBIT)	**(507.0)**	**107.5**	(571.5%)	**(301.0)**	**340.6**	(188.4%)
Net financing costs	(41.9)	(50.4)		(198.7)	(210.2)	
Result on ordinary operations before tax	(548.9)	57.1		(499.7)	130.4	
Taxes	1.9	(8.2)		(17.5)	(23.5)	
Other financial results	3.0	(0.1)		15.8	(3.1)	
Minority interests	(2.7)	(2.0)		(12.2)	(9.0)	
Net result on ordinary operations	**(546.7)**	**46.9**	(1,265.2%)	**(513.5)**	**94.8**	(641.7%)
Extraordinary result net	(74.3)	(9.3)		(74.3)	(39.6)	
Net result	**(621.0)**	**37.6**	(1,751.7%)	**(587.8)**	**55.2**	(1,165.8%)
Net result on ordinary operations before amortisation of goodwill (cash earnings)	**43.3**	**64.1**	(32.5%)	**129.4**	**162.3**	(20.2%)
Ratios						
Added value as a % of net sales	22.3%	22.9%		22.6%	23.0%	
EBITDA as a % of net sales	4.6%	5.4%		4.6%	5.0%	
EBITA as a % of net sales	3.4%	4.6%		3.4%	3.9%	
EBIT as a % of net sales	-20.9%	4.0%		-3.0%	3.3%	

Net result per share, fully diluted

in millions of euro	4th quarter 2002	4th quarter 2001	January - December 2002	January - December 2001
Net result from ordinary operations	(546.7)	46.9	(513.5)	94.8
Dividend preference shares A	(2.8)	(3.6)	(11.2)	(14.4)
Net result on ordinary operations for ordinary shares	**(549.5)**	**43.3**	**(524.7)**	**80.4**
Add back: amortisation of goodwill	590.0	17.2	642.9	67.5
Total (before amortisation of goodwill)	**40.5**	**60.6**	**118.2**	**147.9**
Average number of ordinary shares basic (x 1,000)	132,113	131,341	131,818	123,759
Options	–	–	–	–
Conversion preference shares C	23,157	21,893	23,157	21,893
Average number of ordinary shares fully diluted (x 1,000)	155,270	153,234	154,975	145,652
Per ordinary share (in euro)				
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	**0.26**	**0.40**	**0.76**	**1.02**

Consolidated cash flow statement

in millions of euro	4th quarter 2002	4th quarter 2001	January - December 2002	January - December 2001
EBITDA	111.4	146.8	455.7	516.8
Additions to / (release of) provisions	4.9	1.9	0.5	13.0
Operating result on a cash basis	**116.3**	**148.7**	**456.2**	**529.8**
(Increase) / decrease in inventories	30.3	31.1	10.9	85.0
(Increase) / decrease in trade receivables	27.9	50.0	195.2	208.0
Increase / (decrease) in trade creditors	73.0	180.0	(171.7)	(19.0)
(Increase) / decrease in other receivables and liabilities	(36.2)	(69.0)	18.3	(67.0)
(Increase) / decrease in working capital	**95.0**	**192.1**	**52.7**	**207.0**
Financial payments	(49.0)	(52.0)	(200.5)	(229.0)
Other operational payments	(20.2)	3.0	(50.7)	(39.0)
Cash flow from operational activities	**142.1**	**291.8**	**257.7**	**468.8**
Investments in tangible fixed assets	(29.7)	(21.0)	(106.7)	(127.0)
Acquisitions, integration and divestments	(5.2)	(55.0)	(31.2)	(639.0)
Available cash flow	**107.2**	**215.8**	**119.8**	**(297.2)**
Cash flow from financing activities	(145.2)	(163.0)	(208.0)	420.0
Net cash flow	**(38.0)**	**52.8**	**(88.2)**	**122.8**

Consolidated balance sheet

in millions of euro	31 December 2002	31 December 2001
Fixed assets	2,861.4	4,031.7
Current assets	2,510.5	2,985.5
Cash	37.0	99.5
Total assets	**5,408.9**	**7,116.7**
Group equity		
Shareholders' equity	1,769.5	2,634.2
Other group equity	41.3	36.7
	1,810.8	**2,670.9**
Provisions	337.2	444.7
Long-term loans	1,677.7	2,058.8
Current liabilities, interest-bearing	94.3	44.4
Current liabilities, not interest-bearing	1,489.0	1,898.0
Total liabilities	**5,408.9**	**7,116.7**
Interest-bearing net-debt	1,735.0	2,003.7

Financial ratios

	31 December 2002	31 December 2001
Interest cover (EBITDA / Cash interest)	2.6	2.7
Group equity in % of total assets	33.5%	37.5%
Interest-bearing debt in % of group equity	95.8%	75.0%

Equity per share

	31 December 2002	31 December 2001
Basic number of ordinary shares outstanding (x 1,000)	132,113	131,342
Basic shareholders' equity per share (in euro)	8.93	15.70
Fully diluted number of ordinary shares outstanding (x 1,000)	155,270	153,234
Fully diluted shareholders' equity per share (in euro)	10.20	15.96

Equity reconciliation

in millions of euro	31 December 2002	31 December 2001
Shareholders' equity at the start of the reporting period	**2,634**	**1,916**
Net result year to date	(588)	55
Dividend ordinary shares for 2000	–	(46)
Dividend ordinary shares for 2001	(10)	–
Net proceeds issue ordinary shares	–	665
Accrual dividend preference shares A 2001	–	(14)
Accrual dividend preference shares A 2002	(11)	–
Translation differences	(256)	58
Shareholders' equity at the end of the reporting period	**1,769**	**2,634**

Figures per division

Net sales

in millions of euro	4th quarter 2002	4th quarter 2001	change	December YTD 2002	December YTD 2001	change
Office Products North America	1,142.6	1,337.4	(14.6%)	4,930.8	5,220.4	(5.5%)
Office Products Europe / Australia	384.0	402.9	(4.7%)	1,540.0	1,496.4	2.9%
Paper Merchanting	731.4	782.4	(6.5%)	2,988.0	3,125.7	(4.4%)
Graphic Systems	166.5	186.2	(10.6%)	488.7	565.3	(13.6%)
Buhrmann	**2,424.5**	**2,709.0**	(10.5%)	**9,947.5**	**10,407.7**	(4.4%)

Added value

in millions of euro	4th quarter 2002	4th quarter 2001	change	December YTD 2002	December YTD 2001	change
Office Products North America	280.0	350.7	(20.2%)	1,260.8	1,387.6	(9.1%)
Office Products Europe / Australia	103.7	106.2	(2.3%)	412.6	398.1	3.6%
Paper Merchanting	114.8	119.0	(3.5%)	461.6	475.2	(2.9%)
Graphic Systems	41.7	44.2	(5.6%)	118.0	135.0	(12.5%)
Buhrmann	**540.1**	**620.1**	(12.9%)	**2,252.9**	**2,395.7**	(6.0%)

Added value as a % of net sales

	4th quarter 2002	4th quarter 2001	December YTD 2002	December YTD 2001
Office Products North America	24.5%	26.2%	25.6%	26.6%
Office Products Europe / Australia	27.0%	26.3%	26.8%	26.6%
Paper Merchanting	15.7%	15.2%	15.4%	15.2%
Graphic Systems	25.1%	23.7%	24.2%	23.9%
Buhrmann	**22.3%**	**22.9%**	**22.6%**	**23.0%**

Operating result (EBITA / EBIT)

in millions of euro	4th quarter 2002	4th quarter 2001	December YTD 2002	December YTD 2001
Office Products North America	24.2	60.6	197.1	242.5
Office Products Europe / Australia	19.0	20.7	64.1	53.3
Paper Merchanting	22.1	28.5	73.7	93.3
Graphic Systems	17.3	19.3	23.0	37.6
Holdings	0.3	(4.3)	(16.1)	(18.7)
EBITA	**83.0**	**124.8**	**341.9**	**408.0**
Goodwill	(590.0)	(17.2)	(642.9)	(67.5)
EBIT	**(507.0)**	**107.5**	**(301.0)**	**340.6**

Average capital employed

in millions of euro

	2002				2001				2000
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Office Products North America	845.6	885.0	981.1	1,082.6	1,041.5	1,101.9	1,145.4	1,003.3	1,077.8
Office Products Europe / Australia	221.3	220.4	214.3	220.2	252.1	252.5	252.3	201.7	243.4
Paper Merchanting	669.6	684.4	682.9	676.0	676.3	683.2	706.5	693.2	685.6
Graphic Systems	126.4	124.4	114.1	115.1	110.4	113.4	107.6	106.1	107.1
Other activities and holdings	22.0	(12.0)	(11.0)	(22.2)	(37.0)	(50.3)	(60.8)	(56.9)	(2.7)
Buhrmann, excluding goodwill	**1,884.9**	**1,902.2**	**1,981.6**	**2,071.7**	**2,042.9**	**2,100.7**	**2,151.0**	**1,947.4**	**2,111.2**
Goodwill	2,218.5	2,397.5	2,524.5	2,604.3	2,509.6	2,517.2	2,530.2	2,130.5	2,088.2
Buhrmann, including goodwill	**4,103.4**	**4,299.7**	**4,505.8**	**4,676.0**	**4,552.9**	**4,617.9**	**4,681.2**	**4,077.9**	**4,199.7**

ROCE (in %)

	2002				2001				2000
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Office Products North America	11.5%	18.5%	24.9%	26.2%	23.3%	19.5%	20.9%	27.2%	36.3%
Office Products Europe / Australia	34.3%	30.8%	24.4%	27.5%	32.8%	22.2%	12.9%	20.8%	25.1%
Paper Merchanting	13.2%	7.9%	10.7%	11.7%	16.9%	9.8%	11.7%	15.9%	22.6%
Graphic Systems	54.8%	6.3%	11.0%	1.8%	69.7%	13.5%	26.4%	27.8%	86.2%
Buhrmann, excluding goodwill	**17.6%**	**14.3%**	**18.2%**	**19.5%**	**24.4%**	**15.9%**	**17.0%**	**22.3%**	**32.6%**
Buhrmann, including goodwill	**-49.4%**	**4.8%**	**6.4%**	**7.0%**	**9.4%**	**5.7%**	**6.3%**	**9.2%**	**15.0%**

Net result per share fully diluted

	2002				2001				2000
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Average number of ordinary shares basic (x 1,000)	132,113	132,113	131,719	131,342	131,342	131,342	130,330	102,025	102,012
Options	–	–	–	–	–	–	763	753	500
Conversion preference shares C	23,157	22,838	22,516	22,194	21,892	21,521	21,149	20,777	20,403
Average number of ordinary shares fully diluted (x 1,000)	155,270	154,951	154,235	153,536	153,234	152,863	152,242	123,555	122,915
Per ordinary share (in euro)									
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.26	0.08	0.21	0.22	0.40	0.13	0.17	0.35	0.70

Organic growth of sales

	2002				2001				2000
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Office Products North America	(3%)	3%	0%	(6%)	(4%)	0%	(1%)	2%	3%
Office Products Europe / Australia	(4%)	(5%)	1%	(2%)	(2%)	6%	2%	9%	6%
Paper Merchanting	(5%)	(3%)	(3%)	(4%)	(6%)	(5%)	1%	10%	14%
Graphic Systems	(10%)	(7%)	(18%)	(18%)	(2%)	1%	8%	0%	20%
Buhrmann	**(4%)**	**0%**	**(2%)**	**(5%)**	**(4%)**	**0%**	**1%**	**5%**	**7%**

Exchange rates

	2002				2001				2000
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Euro versus US$, average rate	$1.01	$0.99	$0.92	$0.88	$0.90	$0.89	$0.87	$0.92	$0.87
Euro versus US$, end rate	$1.05	$0.96	$1.00	$0.87	$0.88	$0.91	$0.85	$0.88	$0.93

Consolidated profit and loss account

in millions of euro

				2002				2001	2000
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net sales	**2,424.5**	**2,408.9**	**2,567.5**	**2,546.6**	**2,709.0**	**2,580.6**	**2,669.9**	**2,448.2**	**2,628.5**
Cost of sales	(1,884.4)	(1,880.4)	(1,988.8)	(1,941.1)	(2,088.9)	(1,980.0)	(2,062.5)	(1,880.6)	(1,983.7)
Added value	**540.1**	**528.5**	**578.7**	**605.6**	**620.1**	**600.5**	**607.5**	**567.6**	**644.9**
Operating costs	(428.7)	(432.7)	(460.7)	(475.1)	(473.3)	(487.7)	(486.5)	(431.4)	(440.9)
EBITDA	**111.4**	**95.8**	**118.0**	**130.4**	**146.8**	**112.8**	**120.9**	**136.2**	**204.0**
Depreciation	(28.4)	(27.6)	(28.0)	(29.7)	(22.1)	(29.4)	(29.7)	(27.5)	(31.9)
EBITA	**83.0**	**68.2**	**90.0**	**100.8**	**124.8**	**83.4**	**91.2**	**108.6**	**172.1**
Amortisation of goodwill	(590.0)	(16.7)	(17.8)	(18.4)	(17.2)	(17.8)	(17.8)	(14.7)	(14.6)
Operating result (EBIT)	**(507.0)**	**51.4**	**72.2**	**82.4**	**107.5**	**65.6**	**73.5**	**94.0**	**157.5**
Net financing costs	(41.9)	(48.9)	(57.8)	(50.2)	(50.4)	(53.9)	(54.7)	(51.2)	(59.0)
Result on ordinary operations before tax	**(548.9)**	**2.5**	**14.5**	**32.2**	**57.1**	**11.7**	**18.8**	**42.7**	**98.5**
Taxes	1.9	(1.7)	(6.5)	(11.1)	(8.2)	(3.2)	(3.0)	(9.1)	(24.4)
Other financial results	3.0	0.2	12.6	(0.0)	(0.1)	(0.7)	(2.4)	0.0	3.0
Minority interests	(2.7)	(3.3)	(3.7)	(2.5)	(2.0)	(2.6)	(2.2)	(2.2)	(2.1)
Net result on ordinary operations	**(546.7)**	**(2.3)**	**17.0**	**18.5**	**46.9**	**5.2**	**11.2**	**31.4**	**74.9**
Extraordinary result net	(74.3)	0.0	0.0	(0.0)	(9.3)	(0.3)	(50.0)	20.0	(10.9)
Net result	**(621.0)**	**(2.3)**	**17.0**	**18.5**	**37.6**	**4.9**	**(38.8)**	**51.4**	**64.0**
Net result on ordinary operations before amortisation of goodwill (cash earnings)	**43.3**	**14.4**	**34.8**	**36.9**	**64.1**	**23.0**	**29.0**	**46.1**	**89.5**
Ratios									
Added value as a % of net sales	22.3%	21.9%	22.5%	23.8%	22.9%	23.3%	22.8%	23.2%	24.5%
EBITDA as a % of net sales	4.6%	4.0%	4.6%	5.1%	5.4%	4.4%	4.5%	5.6%	7.8%
EBITA as a % of net sales	3.4%	2.8%	3.5%	4.0%	4.6%	3.2%	3.4%	4.5%	6.5%
EBIT as a % of net sales	-20.9%	2.1%	2.8%	3.2%	4.0%	2.5%	2.8%	3.8%	6.0%

Figures per division

Net sales

in millions of euro

				2002				2001	2000
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Office Products North America	1,142.6	1,203.5	1,313.8	1,270.9	1,337.4	1,334.2	1,372.9	1,175.8	1,260.5
Office Products Europe / Australia	384.0	370.2	390.0	395.8	402.9	387.4	384.1	321.9	356.1
Paper Merchanting	731.4	725.9	750.7	780.0	782.4	743.4	775.1	824.9	824.4
Graphic Systems	166.5	109.3	112.9	100.0	186.2	115.6	137.8	125.6	187.5
Buhrmann	**2,424.5**	**2,408.9**	**2,567.5**	**2,546.6**	**2,709.0**	**2,580.6**	**2,669.9**	**2,448.2**	**2,628.5**

Operating result (EBITA / EBIT)

in millions of euro

				2002				2001	2000
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Office Products North America	24.2	40.9	61.0	71.0	60.6	53.8	59.9	68.2	97.7
Office Products Europe / Australia	19.0	17.0	13.1	15.1	20.7	14.0	8.1	10.5	15.3
Paper Merchanting	22.1	13.6	18.3	19.8	28.5	16.7	20.6	27.6	38.8
Graphic Systems	17.3	2.0	3.2	0.5	19.3	3.8	7.1	7.4	23.1
Holdings	0.3	(5.3)	(5.5)	(5.6)	(4.3)	(4.9)	(4.5)	(5.0)	(2.8)
EBITA	**83.0**	**68.2**	**90.0**	**100.8**	**124.8**	**83.4**	**91.2**	**108.6**	**172.1**
Goodwill	(590.0)	(16.7)	(17.8)	(18.4)	(17.2)	(17.8)	(17.8)	(14.7)	(14.6)
EBIT	**(507.0)**	**51.4**	**72.2**	**82.4**	**107.5**	**65.6**	**73.5**	**94.0**	**157.5**

ROS-% (EBITA / EBIT as a % of net sales)

	4th quarter		December YTD	
	2002	2001	**2002**	2001
Office Products North America	2.1%	4.5%	4.0%	4.6%
Office Products Europe / Australia	4.9%	5.1%	4.2%	3.6%
Paper Merchanting	3.0%	3.6%	2.5%	3.0%
Graphic Systems	10.4%	10.4%	4.7%	6.7%
Holding EBITA as a % of Buhrmann's total net sales	0.0%	(0.2%)	(0.2%)	(0.2%)
Buhrmann before amortisation of goodwill (EBITA)	**3.4%**	**4.6%**	**3.4%**	**3.9%**
Buhrmann after amortisation of goodwill (EBIT)	-20.9%	4.0%	-3.0%	3.3%

Average capital employed

in millions of euro	4th quarter		January - December	
	2002	2001	**2002**	2001
Office Products North America	845.6	1,041.1	948.1	1,062.6
Office Products Europe / Australia	221.3	252.1	220.3	239.2
Paper Merchanting	669.6	676.3	679.0	688.0
Graphic Systems	126.4	110.7	120.1	109.1
Other activities and holdings	22.0	(37.4)	(12.2)	(51.8)
Buhrmann, excluding goodwill	**1,884.9**	**2,042.9**	**1,955.2**	**2,047.1**
Goodwill	2,218.5	2,509.9	2,429.6	2,425.0
Buhrmann, including goodwill	**4,103.4**	**4,552.9**	**4,384.8**	**4,472.1**

ROCE in %

	4th quarter		January - December	
	2002	2001	**2002**	2001
Office Products North America	11.5%	23.3%	20.8%	22.8%
Office Products Europe / Australia	34.3%	32.8%	29.1%	22.3%
Paper Merchanting	13.2%	16.9%	10.9%	13.6%
Graphic Systems	54.8%	69.7%	19.1%	34.5%
Buhrmann, excluding goodwill	**17.6%**	**24.4%**	**17.5%**	**19.9%**
Buhrmann, including goodwill	**-49.4%**	**9.4%**	**-6.9%**	**7.6%**

Organic growth of sales

	4th quarter		January - December	
	2002	2001	**2002**	2001
Office Products North America	(3%)	(4%)	0%	0%
Office Products Europe / Australia	(4%)	(2%)	(2%)	4%
Paper Merchanting	(5%)	(6%)	(4%)	0%
Graphic Systems	(10%)	(2%)	(13%)	1%
Buhrmann	**(4%)**	**(4%)**	**(2%)**	**0%**

Number of employees

	31 December	
	2002	2001
Office Products North America	12,211	14,240
Office Products Europe / Australia	6,023	6,228
Paper Merchanting	5,411	5,519
Graphic Systems	1,139	1,176
Holdings	**74**	**72**
Buhrmann	**24,857**	**27,235**

Exchange rates

	4th quarter		January - December	
	2002	2001	**2002**	2001
Euro versus US$, average rate	$1.01	$0.90	$0.94	$0.90
Euro versus US$, end rate	$1.05	$0.88	$1.05	$0.88

Safe Harbour Statement

Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations and the other risks described from time to time in the Company's filings with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 17, 2002. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Accounting policies

Buhrmann's accounting policies did not change compared with the principles applied in the group's financial statements for 2001. The figures included in this report were not audited by the external accountant.







Buhrmann NV
Hoogoorddreef 62
1101 BE Amsterdam ZO
P.O. Box 23456
1100 DZ Amsterdam ZO
The Netherlands
Telephone +31 (0)20 651 11 11
Fax +31 (0)20 651 10 00
www.buhrmann.com

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